Filed Pursuant to Rule 253(g)(2)

Commission File No. 024-12375

REALTYMOGUL APARTMENT GROWTH REIT, INC.

SUPPLEMENT NO. 13 DATED MAY 14, 2025

TO THE OFFERING CIRCULAR DATED AUGUST 21, 2024

This document (this “supplement”) supplements, and should be read in conjunction with, the offering circular of RealtyMogul Apartment Growth REIT, Inc. (“we,” “our,” “us” or the “Company”), dated August 21, 2024 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Update our net asset value per share as of March 31, 2025;
●	Update the description of our common stock; and
●	Update our plan of operation.

Net Asset Value Per Share as of March 31, 2025

On May 14, 2025, our board of directors approved an estimated net asset value (“NAV”) per share of our common stock of $7.77 as of March 31, 2025. This NAV per share will be effective until updated by us on or about June 30, 2025, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

Our NAV per share is calculated by the internal accountants or asset managers of our Manager or its affiliates at the end of each fiscal quarter. The NAV per share calculation as of March 31, 2025 reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding as of March 31, 2025.

As with any methodology used to estimate value, the methodology employed by the internal accountants or asset managers of our Manager or its affiliates is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities. See the section of the Offering Circular, as supplemented, captioned “Risk Factors—Our NAV per share is an estimate as of a given point in time. As a result, our NAV per share may not reflect the amount that you might receive for your shares in a market transaction, and the purchase price you pay in our offering may be higher than the value of our assets per share of common stock at the time of your purchase. In addition, our NAV per share likely will not represent the amount of net proceeds that would result if we were liquidated or dissolved or completed a merger or other sale of the Company.”

As previously disclosed, our offering price per share equals our most recently announced NAV per share. Accordingly, effective May 14, 2025, the offering price per share is $7.77, our NAV per share as of March 31, 2025.

Description of Our Common Stock

The following table supplements the section of our Offering Circular captioned “Description of Our Common Stock—Components of NAV”:

STATEMENTS OF ASSETS AND LIABILITIES (UNAUDITED):

(In thousands, except per share numbers)	March 31, 2025	December 31, 2024
ASSETS:
Real estate investments, at fair value	$25,841	$27,134
Real estate debt investments, at fair value	3,557	1,340
Marketable securities, at fair value	1,599	1,557
Cash and cash equivalents	11,040	13,974
Interest receivable	148	74
Other assets	37	268
Total assets	$42,222	$44,347

LIABILITIES:
Accounts payable and accrued expenses	$261	$276
Due to related party	(81)	(54)
Distributions payable	482	502
Settling subscriptions payable	513	537
Other liabilities	-	-
Total liabilities	$1,175	$1,261

NET ASSETS
Net assets consist of:
Stockholders’ equity	$37,536	$38,802
Retained earnings	8,239	7,911
Net adjustments to fair value	(4,728)	(3,627)
NET ASSETS	$41,047	$43,086
NET ASSET VALUE PER SHARE	$7.77	$8.13

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation—Results of Operations”:

As of May 14, 2025, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $263 million. Since inception, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $427 million. The aggregate value of all underlying properties in RealtyMogul Apartment Growth REIT, Inc. is based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced NAV per share is based pursuant to our valuation policies; provided, however, the aggregate value of any preferred equity investments is based on the most recent purchase price of the asset and the value of properties underlying investments acquired since the most recent NAV per share was announced are based on the most recent purchase prices. As with any methodology used to estimate value, the methodology employed by the internal accountants or asset managers of our Manager or its affiliates is based upon a number of estimates and assumptions about future events that may not be accurate or complete.